Exhibit 99.77(c)

INDEX OF ATTACHMENTS

ITEM 77

SUB-ITEM 77C: Submission of matters to vote of security holders

SUB-ITEM 77D: Policies with respect to security investments

SUB-ITEM 77M: Mergers

SUB-ITEM 77Q1: Exhibits

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

On April 14, 2015, a Special Meeting of the shareholders of Total Return Trust was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

Total Return Trust

Proposal One: Approval of Agreement and Plan of Reorganization providing for the reorganization of Total Return Trust into Core Bond Trust.

PROPOSAL ONE PASSED ON April 14, 2015.

For	Against	Abstain
78,117,543.338	5,673,311.526	12,761,693.715